McGuire Woods LLP
100 North Tryon Street
Suite 2900
Charlotte, NC 28202-4011

July 31, 2006

Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549-4561

Re:	InfoSearch Media, Inc. (the “Company”)
Amendment No. 8 to Form SB-2
Filed July 12, 2006
File No. 333-130173

Dear Ms. Garnett:

This is in response to your comment letter of July 18, 2006 to George Lichter with respect to the above-referenced filing. The Company is simultaneously filing Amendment No. 9 to the Registration Statement on Form SB-2, File No. 333-130173 (the “Registration Statement”).

We have set forth below the comments in your letter of July 18, 2006 in italics with the Company’s responses to each.

General

1.	We note your response to comment 10. Please revise your disclosure to note that there is no termination date with respect to the offer letters.

RESPONSE: We have revised the Employment Agreements section on page 40 of the Form SB-2/A to reflect that there is no termination date with respect to the offer letters.

Financial Statements

Note 10 - Acquisition of Answerbag

2.
We have reviewed your response to comment 14. You are currently not in compliance with SFAS 141 as you have not determined the values and lives of your intangible assets acquired with the Answerbag Acquisition. As soon as your independent, third-party valuation has been completed please provide all of the disclosures required by SFAS 141 in your next amendment. The types of intangibles that you have identified in almost all instances do not have indefinite lives.

July 31, 2006

RESPONSE: We have revised page F-16 of the Form SB-2/A to provide all disclosures required by SFAS 141.

Exhibit 5.1 - Legal Opinion

3.	Please revise the last paragraph to eliminate the limitation on reliance on the opinion. The investors must be able to rely on the legal opinion.

RESPONSE: We have revised Exhibit 5.1 of the Form SB-2/A to remove the limitation on reliance on the opinion.

By copy of this letter, we are forwarding six marked copies of Amendment No. 9 to the Registration Statement to David Roberts of your office. If you have any questions, please contact me at (704) 373-8862.

Sincerely,

/s/ Jason H. Scott

Jason H. Scott

cc:	David Roberts
Frank Knuettel
Louis Zehil